UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silence Therapeutics plc

(Name of Issuer)

Ordinary Shares, par value £0.05 per share

(Title of Class of Securities)

G8128Y157

(Cusip Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 Pages

13G

CUSIP No. G8128Y157

1	NAMES OF REPORTING PERSONS Richard Ian Griffiths
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,696,352[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,696,352[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,696,352[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.05%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consisting of 20,696,352 Shares represented by ADSs (as defined in the Preliminary Note).

Preliminary Note:

As of the date of this report, Mr. Griffiths beneficially owns an aggregate of 20,696,352 Shares, consisting of 6,898,784 American Depositary Shares (“ADSs”), each of which represents, and at the holder’s option is convertible into, three Shares. Of the 6,898,784 ADSs beneficially owned by Mr. Griffiths, Mr. Griffiths holds certain ADSs through the following entities of which he is a director and the controlling shareholder: (i) 1,651,207 ADSs held through Ora Ventures Limited; (ii) 620,238 ADSs held through Sarossa Plc; (iii) 4,628 ADSs held through Serendipity Capital Limited; and (iv) 280,717 ADSs held through Cream Capital Limited. Capitalized terms used in this Preliminary Note without definition have the meanings set forth below.

Item 1.	Issuer

(a)	Name of Issuer:

Silence Therapeutics plc (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

77 Hammersmith Road

London W14 8TH

United Kingdom

Item 2.	Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to ordinary shares, par value £0.05 per share (the “Shares”), of the Company. The CUSIP number of the Shares is G8128Y157.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed on behalf of Richard Ian Griffiths (the “Reporting Person”).

The address of the Reporting Person is Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 3AS.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4.	Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 89,777,000 Shares issued and outstanding as of September 30, 2021, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2021.

(a)	Amount beneficially owned: 20,696,352 Shares
(b)	Percent of class: 23.05%
(c)	(i) Sole power to vote or direct the vote: 20,696,352

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 20,696,352

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Richard Ian Griffiths

By:	/s/ Richard Griffiths
Name: Richard Ian Griffiths